

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Elizabeth S. Acton
Chief Financial Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, TX 75201

> **Re:** **Comerica Incorporated**
> **Form 10-K for Fiscal Period Ended December 31, 2009**
> **Forms 8-K filed March 17, 2010 and March 30, 2010**
> **File No. 001-10706**

Dear Ms. Acton:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sharon Blume
Assistant Chief Accountant